FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS 7% DEPLETIONS GROWTH FOR KONA AND CONTINUED ROBUST GROSS MARGIN EXPANSION IN SECOND QUARTER 2018

CBA is reaffirming full-year operating guidance following strong acceleration of Kona, combined with continued success driving core business health

Portland, Ore. (August 8, 2018) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced financial results for the second quarter and year to date ended June 30, 2018. Our second quarter results include accelerated growth for Kona Brewing Co., as well as a 2% increase in overall net sales and a robust 550-basis-point expansion in gross margin over the second quarter last year. These results were supported by sustained strong operational performance in the quarter, reflecting ongoing excellence in brewery operations, disciplined cost management, and healthy revenue per barrel increases, all of which came together to deliver record quarterly net income and earnings per share.

As a result of our solid year-to-date performance and continued confidence in delivering against our 2018 operating plan, we are reaffirming guidance for the full year and expect to tighten ranges in the coming quarter.

Accelerating Kona’s Growth
Kona’s growth accelerated in the second quarter, with total depletions up 7% over the second quarter in 2017. Kona’s momentum was again fueled by flagship Big Wave Golden Ale, which grew 22% in the second quarter, and supported by Kona’s new 99-calorie Kanaha Blonde Ale that launched nationally this year to address increasing consumer demand for lower-calorie craft beers. Kona’s growth in the U.S. continued to outperform the craft segment, underscored by strong on-premise performance led by Big Wave, which increased on-premise sales by 35% over the second quarter of 2017. Kona also continued to gain traction in key markets as a result of ongoing investments to support growth leading into the peak summer selling season.

Building on our AB Partnership
We continued to unlock value through our successful partnership with Anheuser-Busch (“AB”) in the second quarter, with a strong focus on leveraging the enhanced commercial and contract brewing agreements to support topline growth and core business health. As part of our extended commercial agreements, CBA’s brands continued to be included in key wholesaler incentive programs and planning calendars. We expanded on our brewing agreement, increasing brewing volumes in AB’s Fort Collins, Colorado brewery, while also initiating brewing of select AB craft beers in our Portland brewery as part of a cross-brewing arrangement with AB launched earlier this year in our Portsmouth brewery. We also made progress in developing a deliberate international growth strategy for CBA, exploring opportunities to increase focus and resources in key markets; we anticipate sharing evolved plans in the coming months.

Expanding Our Gross Margin
As compared to the second quarter in 2017, we expanded our beer gross margin by 640 basis points to 39.4%, driven by increased operating efficiencies, healthy pricing, and continued strong cost management. Total CBA gross profit improved by 21%, reflecting gross margin expansion of

550 basis points to 35.8% compared to the second quarter last year. These results underscore the achievements we’ve made in reshaping our portfolio mix, evolving our brewing footprint, stabilizing our supply chain, and driving efficiencies throughout the business.

Craft Brew Reports Second Quarter Results; Reconfirms 2018 Financial Guidance

Exploring Topline Growth Opportunities
As a result of our success in reshaping CBA’s brand portfolio and strengthening our core financial health, we are poised to increase our focus on topline expansion. In addition to continuing work to realize the full benefits of our existing partnerships and their increasing role within the Kona Plus strategy, we began actively exploring opportunities to invest in our future topline across three broad areas: Firstly, we started testing heavy-up spending programs for Kona and other CBA brands in select markets. Secondly, our newly created Innovation Team launched one of its first test-and-learn initiatives, a consumer focus group experiment called pH that will help identify evolving consumer taste preferences. Thirdly, as part of ongoing work to increase our understanding of today’s changing social lubricant landscape, we initiated two complementary research projects with the Yale School of Management’s Center for Consumer Insights and Prophet, a global growth consultancy. Each of these efforts will contribute to our plans for 2019 and beyond, and we will continue to share updates on our progress in the coming quarters.

Second quarter and year-to-date 2018 financial highlights:

•
Total CBA net sales increased by 2% to $61.8 million over the second quarter in 2017, led by shipment growth for Kona and increases in average unit pricing. Total CBA net sales year-to-date increased 4% to $109.3 million, compared to the same period in 2017. Increases in net sales for both periods were partially offset by declines in brewpub sales.

•	CBA’s total depletions decreased by 2% in the second quarter, improving the year-to-date trend to a decrease of 3% over the same period last year.

◦	Depletions for portfolio cornerstone Kona grew 7% over the second quarter of 2017, which positively impacted Kona year-to-date depletion trend to an increase of 5% over the same period in 2017.

•	Total shipments decreased slightly, by 0.4%, in the second quarter and increased by 3.5% year-to-date.

◦	Our slight second quarter shipment decrease primarily reflects declines in Redhook and Widmer Brothers, partially offset by growth in domestic and international shipments for Kona and Omission.

◦	For the quarter and year-to-date, we also successfully maintained optimum wholesaler inventory levels, building on the strong supply chain stability achievements made over the past year.

•	Second quarter gross profit increased by 21% to $22.1 million, and year-to-date gross profit increased by 20% to $37.2 million, over the comparable periods a year ago.

◦
Beer gross margin expanded by 640 basis points to 39.4% in the second quarter, primarily reflecting increases in average unit pricing and cost savings related to our optimized brewery footprint, partially offset by increases in freight and logistics costs. Beer gross margin year-to-date expanded by 500 basis points to 37.7%.

◦
Overall gross margin increased by 550 basis points to 35.8% in the second quarter and by 440 basis points to 34% year-to-date, which reflects decreases in brewpub gross profit for the quarter and year-to-date. Brewpub gross margins were pressured by increased net costs associated with the new brewpub in Seattle, partially offset by increased sales at both of our pubs in Hawaii.

•
Selling, general and administrative expense (“SG&A”) for the second quarter was $15.9 million, a 1.9% increase over the second quarter of 2017, primarily due to increased creative and media spend. Year-to-date SG&A was $30.6 million, a 1.4% decrease from the comparable period in 2017, which reflects a $0.5 million gain in the first quarter of 2018 related to the sale of brewing and bottling equipment from our former Woodinville, WA facility, partially offset by increases in creative and media.

•
Diluted earnings per share was $0.23 for the second quarter, an increase of $0.14 over second quarter earnings per share of $0.09 in 2017. Year-to-date diluted earnings per share was $0.24, a $0.24 increase compared to a diluted net loss per share of $0.00 in the same six-month period in 2017. Our earnings per share for the quarter and year to date reflects an effective tax rate of 28%.

“It’s fitting that as CBA marks its 10th anniversary this summer, we also just delivered the best quarterly performance in our company’s history across all key dimensions,” said Andy Thomas, chief executive officer, CBA. “As we look to continue navigating the fast-changing social lubricant landscape, we are emboldened by our team’s track record of tangible strategic and operational results and bullish on a future rooted in our Kona Plus strategy and guided by our learnings.”

Anticipated financial highlights for 2018:
We are maintaining CBA’s operating guidance for the full year 2018 and updating our effective tax rate guidance as follows:

•	Total CBA depletion change ranging between a decline of 2% and an increase of 3%.

•	Shipments ranging between a decrease of 2% and increase of 3%, which reflects ongoing progress to align our supply chain.

Craft Brew Reports Second Quarter Results; Reconfirms 2018 Financial Guidance

•	Average price increases of 1% to 3%, reflecting improvements in revenue management and lower federal excise taxes.

•
Total gross margin rate of 32.0% to 35.0%, reflecting increases in net revenue per barrel, continued improvements in brewery operations, lower fixed overhead, and ongoing efforts to stabilize pub operations.

•	SG&A expense ranging from $59 million to $61 million, as we continue to reinvest cost savings into our brands and expand our consumer and trade marketing programming.

•	Capital expenditures of approximately $16 million to $19 million, which reflects continued work on the new Kona brewery and the addition of a new canning line in our Portland brewery.

•	Effective tax rate of 28%, an increase of 100 basis points over the previously communicated tax rate guidance.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions, shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, our effective tax rate, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2017. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is an idependent craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, growing national craft beer brand, with strong regional breweries and innovative lifestyle brands, Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Sales	$65,253	$64,204	$115,338	$110,970
Less excise taxes	3,430	3,654	6,028	6,118
Net sales	61,823	60,550	109,310	104,852
Cost of sales	39,696	42,221	72,112	73,854
Gross profit	22,127	18,329	37,198	30,998
As percentage of net sales	35.8%	30.3%	34.0%	29.6%
Selling, general and administrative expenses	15,857	15,560	30,605	31,029
Operating income (loss)	6,270	2,769	6,593	(31)
Interest expense	(107)	(173)	(241)	(354)
Other income, net	21	10	55	13
Income (loss) before income taxes	6,184	2,606	6,407	(372)
Income tax provision (benefit)	1,732	882	1,794	(309)
Net income (loss)	$4,452	$1,724	$4,613	$(63)

Basic and diluted net income (loss) per share	$0.23	$0.09	$0.24	$—
Weighted average shares outstanding:
Basic	19,334	19,278	19,322	19,270
Diluted	19,517	19,389	19,502	19,270
Total shipments (in barrels):
Core Brands	218,700	219,200	379,300	367,400
Contract Brewing	5,900	6,400	12,300	11,000
Total shipments	224,600	225,600	391,600	378,400
Change in depletions (1)	(2)%	(2)%	(3)%	0%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2018	2017
Current assets:
Cash, cash equivalents and restricted cash	$5,778	$2,034
Accounts receivable, net	36,999	27,342
Inventory, net	14,522	15,493
Assets held for sale	—	23,622
Other current assets	1,874	3,588
Total current assets	59,173	72,079
Property, equipment and leasehold improvements, net	104,982	105,134
Goodwill	12,917	12,917
Intangible, equity method investment and other assets, net	20,469	19,061
Total assets	$197,541	$209,191
Current liabilities:
Accounts payable	$20,042	$26,600
Accrued salaries, wages and payroll taxes	4,673	4,918
Refundable deposits	4,282	6,690
Deferred revenue	4,685	2,585
Other accrued expenses	3,163	4,959
Current portion of long-term debt and capital lease obligations	807	1,599
Total current liabilities	37,652	47,351
Long-term debt and capital lease obligations, net of current portion	9,946	21,826
Other long-term liabilities	13,995	19,727
Total common shareholders' equity	135,948	120,287
Total liabilities and common shareholders' equity	$197,541	$209,191

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$4,613	$(63)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,387	5,468
(Gain) loss on sale or disposal of Property, equipment and leasehold improvements	(494)	146
Deferred income taxes	(629)	(378)
Other, including stock-based compensation	875	1,429
Changes in operating assets and liabilities:
Accounts receivable, net	(9,215)	(3,334)
Inventories	(285)	3,323
Other current assets	1,761	(1,093)
Accounts payable and other accrued expenses	7,889	7,299
Accrued salaries, wages and payroll taxes	(1,204)	(49)
Refundable deposits	(241)	(397)
Net cash provided by operating activities	8,457	12,351
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(4,284)	(4,920)
Proceeds from sale of Property, equipment and leasehold improvements	22,936	91
Restricted cash from sale of Property, equipment and leasehold improvements	515	—
Net cash provided by (used in) investing activities	19,167	(4,829)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(348)	(261)
Net repayments under revolving line of credit	(22,199)	(5,756)
Proceeds from issuances of common stock	206	87
Tax payments related to stock-based awards	(84)	—
Net cash used in financing activities	(22,425)	(5,930)
Increase in Cash, cash equivalents and restricted cash	5,199	1,592
Cash, cash equivalents and restricted cash, beginning of period	579	442
Cash, cash equivalents and restricted cash, end of period	$5,778	$2,034

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	June 30,
	2018	2017	Change		% Change
Net sales	$211,914	$205,859	$6,055		2.9%
Gross profit	$71,458	$61,382	$10,076		16.4%
As percentage of net sales	33.7%	29.8%	390	bps
Selling, general and administrative expenses	60,039	59,781	258		0.4%
Operating income	$11,419	$1,601	$9,818		613.2%

Net income	$14,199	$565	$13,634		2,413.1%

Income per share:
Basic	$0.74	$0.03	$0.71		2,366.7%
Diluted	$0.73	$0.03	$0.70		2,333.3%

Total shipments (in barrels):
Core Brands	742,500	734,900	7,600		1.0%
Contract Brewing	19,000	23,500	(4,500)		(19.1)%
Total shipments	761,500	758,400	3,100		0.4%
Change in depletions (1)	(2)%	(1)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net income (loss)	$4,452	$1,724	$4,613	$(63)
Interest expense	107	173	241	354
Income tax provision (benefit)	1,732	882	1,794	(309)
Depreciation expense	2,608	2,508	5,301	5,338
Amortization expense	43	65	86	130
Stock-based compensation	202	197	687	554
Loss on disposal of assets	22	143	(494)	146
Adjusted EBITDA	$9,166	$5,692	$12,228	$6,150

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).